October 23, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:      Nandini Acharya

Re:          Tianyin Pharmaceutical Co., Inc.
Post Effective Amendment No. 1 to Form S-1
Post Effective Amendment No. 2 to Form S-1
File No. 333-163563

Dear Ms. Acharya:

This letter is provided in response to your letters dated April 5, 2012 and June 27, 2012, regarding the above-referenced Post Effective Amendments to Form S-1 for Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

In your letter dated April 5, 2012, your comment to our Post Effective Amendment No. 1 to Form S-1 is as follows:

“We note the language on page 17 of your filing indicating that documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a subsequent post-effective amendment shall be deemed to be incorporated by reference into this registration statement.  Please note that you are not eligible to include forward incorporation by reference of subsequently filed documents under Form S-1. Accordingly, please revise your disclosure to remove reference to incorporation by reference of documents filed subsequent to the filing of your current registration statement.”

In your subsequent letter dated June 27, 2012, your comment to our Post Effective Amendment No. 2 to Form S-1 is as follows:

“On April 5, 2012, we issued a comment to you with respect to Post-Effective Amendment No. 1.  That comment also applies to this Post-Effective Amendment No. 2.  We note the language on page 18 of your filing indicating that documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a subsequent post-effective amendment shall be deemed to be incorporated by reference into this registration statement.  Please note that you are not eligible to include forward incorporation by reference of subsequently filed documents under Form S-1.  Accordingly, please revise your disclosure to remove reference to incorporation by reference of documents filed subsequent to the filing of your current registration statement.”

{HTW00006793; 3}
Main: +86 028 8551 6696     Fax: +86 28 8551 6676     www.tianyinpharma.com

Response:

Pursuant to your above comments, we revise our disclosure in our Post Effective Amendment No. 3 to Form S-1 as follows to remove the requested language:

“~~All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with Commission rules shall not be deemed incorporated by reference into this Registration Statement.~~ Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein ~~or in any other subsequently filed document~~ which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.”

We are also hereby acknowledging that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

{HTW00006793; 3}
Main: +86 028 8551 6696     Fax: +86 28 8551 6676     www.tianyinpharma.com

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form S-1 or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

By:	/s/ Jiayuan Tong
Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
Tianyin Pharmaceutical Co., Inc.

     Attorney:  Louis Taubman
Hunter Taubman Weiss LLP
17 State Street, Suite 2000, New York, NY 10004
Fax: 212-202-6380  Tel: 212-712-7384

{HTW00006793; 3}
Main: +86 028 8551 6696     Fax: +86 28 8551 6676     www.tianyinpharma.com